EXHIBIT 99.2

(An exploration company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

This Management’s Discussion and Analysis (the “MD&A”) for Fury Gold Mines Limited (“Fury Gold” or the “Company”) should be read in conjunction with the condensed interim consolidated financial statements of the Company and related notes thereto for the three and six months ended June 30, 2023. The condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts presented are expressed in thousands of Canadian dollars unless otherwise stated. Certain amounts presented in this MD&A have been rounded. The effective date of this MD&A is August 15, 2023.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	1

Section 1: Forward-looking statements and risk factors

Certain statements made in this MD&A contain forward-looking information within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”). These forward-looking statements are presented for the purpose of assisting the Company’s securityholders and prospective investors in understanding management’s views regarding those future outcomes and may not be appropriate for other purposes. When used in this MD&A, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Specific forward-looking statements in this MD&A include, but are not limited to: future capital expenditures and requirements, and sources and timing of additional financing; the Company’s exploration activities, including the success of such exploration activities; estimates of the Company’s mineral resources; the realization of mineral resource estimates; any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; the possibility of future production, capital expenditures; realization and liabilities related to unused tax benefits or flow through obligations; statements relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company; and other events or conditions that may occur in the future.

The forward-looking statements contained in this MD&A represent the Company’s views only as of the date such statements were made and may change. Many assumptions are subject to risks and uncertainties, and so may prove to be incorrect, including the Company’s budget, including expected costs and the assumptions regarding market conditions and other factors upon which the Company has based its expenditure expectations; the Company’s ability to raise additional capital to proceed with its exploration plans; the Company’s ability to obtain or renew the licences and permits necessary for exploration; that financial markets will not in the long term be materially adversely impacted by the COVID-19 pandemic, the Company’s ability to obtain all necessary regulatory approvals, permits and licences for its planned activities under governmental and other applicable regulatory regimes; the Company’s ability to complete and successfully integrate acquisitions; the effects of climate change, extreme weather events, wildfires, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; the Company’s expectations regarding the demand for, and supply and price of, precious metals; the Company’s ability to recruit and retain qualified personnel; the Company’s resource estimates, and the assumptions upon which they are based; the Company’s ability to comply with current and future environmental, safety and other regulatory requirements.

The foregoing is not an exhaustive list of the risks and other factors that may affect any of the Company’s forward-looking statements. Readers should refer to the risks discussed herein and in the Company’s Annual Information Form (the “Annual Information Form”) for the year ended December 31, 2022, subsequent disclosure filings with the Canadian Securities Administrators, the Company’s registration statement on Form 40-F for the year ended December 31, 2022, and subsequent disclosure filings with the United States Securities and Exchange Commission (the “SEC”), available on SEDAR PLUS at www.sedarplus.com and with the SEC at www.sec.gov, as applicable.

The Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws.

Readers are cautioned not to place heavy reliance on forward looking statements.

Cautionary Note to Investors concerning Differences Between Canadian and United States Terminology About Estimates of Measured, Indicated, and Inferred Resource Estimates:

This MD&A uses the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, which are Canadian mining terms as defined in, and required to be disclosed in accordance with, National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on mineral resources and mineral reserves (“CIM Definition Standards”), adopted by the CIM Council, as amended. Mining disclosure under U.S. securities law was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The SEC has adopted rules to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards. Readers are cautioned that despite efforts to harmonize U.S. mining disclosure rules with NI 43-101 and other international requirements, there are differences between the terms and definitions used in Regulation S-K 1300 and mining terms defined by CIM and used in NI 43 101, and it is likely that any mineral reserves or mineral resources that an owner or operator may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would differ in some respects had the owner or operator prepared the reserve or resource estimates under the standards of Regulation S-K 1300.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	2

As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the Regulation S-K 1300 and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the Regulation S-K 1300 which as noted above may materially differ from the requirements of NI 43-101 and the CIM Definition Standards. As at the date of this quarterly report the Company would not have been eligible to use MJDS had the relevant calculation date for such calculation been as of the date hereof because the quoted market value of its public float is less than US$75 million. United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. The Company does not currently claim any mineral reserves which require that the estimated mineral resources be demonstrated to be economic in at least a pre-feasibility study. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. Although in Canada, “inferred mineral resources” are subject to an expectation that there must be a reasonable probability of upgrading a majority of an inferred resource into a measured or indicated category, inferred resources have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility studies, although they may be considered in preliminary economic analyses. Investors are cautioned that a preliminary economic assessment (“PEA”) cannot support an estimate of either “proven mineral reserves” or “probable mineral reserves” and that no feasibility studies have been completed on the Company’s mineral properties. Accordingly, information contained in this MD&A describing the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws.

See the heading “Resource Category (Classification) Definitions” in the 2022 Annual Information Form for a more detailed description of certain of the mining terms used in this MD&A.

1.1 Qualified persons and technical disclosures

Bryan Atkinson. P.Geol., Senior Vice President, Exploration, and David Rivard, P.Geo., Exploration Manager, of the Company are each a “qualified person” or “QP” under and for the purposes of NI 43-101 with respect to all scientific and technical disclosure in this MD&A.

1.2 Impact of wildfires

Wildfires caused by lightning strikes started in the Northern and Western parts of Quebec during May 2023 which interrupted drilling operations until July 8, 2023 following the easing of Quebec’s emergency fire evacuation order.

While the disruptions resulting from the wildfires may cause some delays in the Company’s planned goals for 2023, mainly related to an inability to conduct field programs due to the evacuation order, management expects to execute materially all of its planned activity for 2023.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	3

Section 2: Business overview

Fury Gold is a Canadian-focused gold exploration company strategically positioned in two prolific mining regions: the Eeyou Istchee James Bay Region of Quebec and the Kitikmeot Region in Nunavut. The Company’s vision is to deliver shareholder value by growing our multi-million-ounce gold portfolio through additional significant gold discoveries in Canada.

The Company was incorporated on June 9, 2008, under the Business Corporations Act (British Columbia) and is listed on the Toronto Stock Exchange and the NYSE-American, with its common shares trading under the symbol FURY. The Company’s registered and records office is located at 1055 West Georgia Street, Suite 1500, Vancouver, British Columbia, V6E 4N7, and the mailing address is 1630-1177 West Hastings Street, Vancouver, BC, V6E 2K3.

At June 30, 2023, the Company had two principal projects, which are 100% owned: Eau Claire in Quebec and Committee Bay in Nunavut. The Company also holds a 50.022% interest in the Eleonore South Joint Venture (“ESJV”), with the remaining 49.978% held by Newmont Corporation (“Newmont”). Additionally, the Company holds a 23.5% equity interest in Dolly Varden Silver Corporation (Dolly Varden”), which owns the Kitsault project in British Columbia and a 25% interest in Universal Mineral Services Limited (“UMS”), a private shared-services provider (section 8). The Company’s equity interests in Dolly Varden and UMS are accounted for as investments in associates.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	4

Section 3: Q2 2023 highlights and subsequent events

3.1 Corporate highlights

•	On June 30, 2023, the Company announced the voting results from its Annual General Meeting (“Meeting”) of Shareholders held on June 29, 2023. The Company confirmed that each director nominee listed in the Company’s management information circular (“Circular”) dated May 18, 2023 in connection with the Meeting and as filed on SEDAR on May 23, 2023, were re-elected as directors of the Company and Deloitte LLP, was re-appointed as the Company’s auditor. The adoption of a new long-term equity based management incentive plan was also approved the detailed terms of which are fully described in the information circular filed on SEDAR in connection with the Meeting.

•	On May 31, 2023, the Company announced that Dr Lynsey Sherry, Chief Financial Officer (“CFO”), had given notice that effective June 23, 2023, she would be pursuing other professional opportunities; Mr. Phil Van Staden, previously Fury’s Corporate Controller, was appointed Interim CFO effective that date.

•	On May 16, 2023, the Company announced that Mr. Brian Christie had been appointed as Board Chair and that Mr. Jeffrey Mason will continue to serve as independent Director. The Company also announced that Mr. Michael Henrichsen, Chief Geological Officer, (CGO), had retired from his role and will remain a consultant to Fury. There are no plans to continue with the office of the CGO at this time and the Senior VP Exploration will assume any responsibilities related to the CGO role.

3.2 Operational highlights

•

On April 13, 2023, the Company announced that the 2023 drill program had commenced. Drilling will initially focus on the Western Hinge Target, with drilling at the Percival Prospect expected to commence in the second quarter of 2023 and on May 31, 2023, the Company announced the mobilization of a second drill to the Percival prospect. The second drill will follow up on the 2022 successes at the Percival Prospect. Drilling will consist of approximately 5,000 metres (“m”) seeking to further extend the high-grade gold mineralization to the west and down dip, as well as testing some of the fourteen top priority targets along the Percival Trend. Drilling was interrupted by amount a month for the wildfires as described above.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	5

Section 4: Projects overview

4.1 Indigenous community relations and environmental

The pursuit of environmentally sound and socially responsible mineral exploration guides all of Fury Gold’s activities as the Company understands the broad societal benefits that responsible exploration and mining can bring, as well as the risks that must be managed through the implementation of sustainable development practices. The Company strives to maintain the highest standards of environmental protection and Indigenous and community engagement at all its projects.

The Company considers sustainability to include the pursuit of four mutually reinforcing pillars: environmental and cultural heritage protection; social and community development; economic growth and opportunity; and cultural competency development for all employees. The Company assesses the environmental, social, and financial benefits and risks of all business decisions and believes this commitment to sustainability generates value and benefits for local communities and shareholders alike.

The Company’s approach to Indigenous and stakeholder engagement provides opportunities and benefits through:

•	the provision of jobs and training programs
•	contracting opportunities
•	capacity funding for Indigenous engagement
•	sponsorship of community events
•	supporting professional development opportunities, building cultural and community intelligence capacity for staff, executives and directors.

The Company places a priority on creating mutually beneficial, long-term relationships with the communities in which it operates. Engagement goals include providing First Nations governments, communities, and residents with corporate and project-related information, including details of work programs, collaborative business opportunities, and other activities being undertaken in the field.

During the quarter ended June 30, 2023, the Company continued to work through its Ecologo certification for mineral exploration. Ecologo is the first comprehensive certification for mineral exploration companies and their service providers that provides third-party certification of environmental, social and economic practices. Additionally during the quarter, the Company completed their submittal for annual update of environmental, social and governance (“ESG”) assessment with Digbee, a technology company which provides qualitative assessment tools to mining and exploration companies to track their ESG progress and achievements. The renewal submission is awaiting final scoring. The initial submittal in 2022 returned an overall score of BB with a range of CC to A broken down into a corporate score of BB with a range of B to A and a project score of BB with a range of CC to A for both the Eau Claire and Committee Bay projects.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	6

4.2 Quebec

Fury Gold holds 100% interests in the Eau Claire project as well as interests in seven other properties covering approximately 93,000 hectares within the Eeyou Istchee James Bay region of Quebec. This includes a 50.022% joint venture interest in the ESJV, of which Fury Gold is the operator. The Eastmain Mine project along with the Ruby Hill East and Ruby Hill West projects are under option to Benz Mining Corp. (“Benz Mining”) whereby Benz Mining can earn a 75% interest in those properties, subject to certain option payments and exploration expenditures being met, with a further option to increase Benz Mining’s holding to 100% in the Eastmain Mine property upon receipt of a final milestone payment. Benz Mining currently acts as operator and is current with regards to all option payment and expenditure obligations. The Radis project is under option to Ophir Gold Corp. (“Ophir”) whereby Ophir can earn a 100% interest in the project, subject to certain option payments being met (section 6.3).

4.2.1 Eau Claire

The Eau Claire project is located immediately north of the Eastmain reservoir, 10 kilometre (“km”) northeast of Hydro Quebec’s EM-1 hydroelectric power facility, 80km north of the town of Nemaska, approximately 320km northeast of the town of Matagami, and 800km north of Montreal. This property consists of map-designated claims totaling approximately 23,000 hectares. These claims are held 100% by Fury Gold and are in good standing. Permits are obtained on a campaign basis for all surface exploration, particularly trenching and drilling, undertaken on the property.

In 2023, the Company plans to drill between 15,000 and 20,000 metres at the project with the goals of 1) continuing expansion of the high-grade Eau Claire resource; 2) following up on the 2022 success at the Percival Prospect 14km to the east of Eau Claire; and 3) advancing several early-stage exploration targets along the Cannard Deformation Zone to the drill ready stage. This work is projected to cost between $8,000-$9,000.

Western Hinge Target: Fury’s updated geological interpretation of the controls on mineralization within the Eau Claire resource and focus on the fold geometry at the Hinge Target in 2022 resulted in an overall increase of over 25% to the mineralized footprint. The mineralized system remains open in all directions and returned intercepts as high as 4m of 5.75 grams per tonne (“g/t”) gold; 1m of 21.4 g/t gold; 3.5m of 5.86 g/t gold and 1.5m of 22.77 g/t gold. The 2023 exploration program at the Hinge Target is focusing on continued expansion of the mineralized footprint to the west and up-dip as well as reducing the drill spacing intervals down to 70-80m.

Percival Prospect: The Percival gold mineralization is currently defined by a 500m by 100m footprint with high-grade gold intercepted to 300m below surface. Percival drilling highlights include up to 13.5m of 8.05 g/t gold; 7.5m of 4.38 g/t gold and 9.5m of 2.73 g/t gold. The 2023 exploration program at Percival will focus on western and down dip extensions of the high-grade gold mineralization hosted within a steeply west plunging fold hinge.

Cannard Deformation Zone Pipeline Targets: The Cannard Deformation Zone exhibits a regional control on the distribution of known gold occurrences along its >100km mapped extent, most notably Fury’s high-grade Eau Claire resource and the Percival Prospect. The 2023 exploration program will focus on advancing several known gold and multi-element geochemical anomalies to the drill ready stage through systematic disciplined exploration. The anomalies are located within or proximal to the Cannard Deformation Zone along the Percival trend and the southern portion of the Lac Clarkie project.

On April 13, 2023, the Company announced that 2023 drill program had commenced. Drilling will initially focus on the Western Hinge Target, with drilling at the Percival Prospect expected to commence in the second quarter of 2023.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	7

A large part of Quebec was affected by wildfires that started at the end of May, and on June 4, 2023 the Company and other affected parties were instructed by the Minister of Natural Resources to stop all exploration activities and evacuate staff from site as a precautionary measure. The camp was shut down and the last staff left site on June 5, 2023. Site was allowed to re-open again on July 4, 2023 and staff was back on site on July 6, 2023 to recommence activities.

The Company expects to incur approximately $260 in project maintenance costs, including certain mineral claims payments, in order to keep the properties in good standing in 2023.

Eau Claire resource estimate and PEA technical report

The Eau Claire resource estimation and PEA were completed by P&E Mining Consultants Inc. (see the Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Eau Claire Gold Deposit, Clearwater Property, Quebec, Canada, filed on SEDAR on July 3, 2018).

4.2.2 ESJV

Fury Gold owns a 50.022% interest in the ESJV project and is the operator of the joint venture. The remaining 49.978% interest is held by Goldcorp Canada Ltd., a wholly owned subsidiary of Newmont.

The Éléonore South property is strategically located in an area of prolific gold mineralization within the Eeyou Istchee James Bay gold camp and is locally defined by Newmont’s Éléonore mine and Sirios Resources’ Cheechoo deposit. The property has been explored over the last 12 years by the joint venture focused on the extension of the Cheechoo deposit mineralization within the portion of the Cheechoo Tonalite on the Joint Venture ground. Approximately 27,000m of drilling in 172 drill holes, covering only a small proportion of the property at the Moni and JT prospects has been completed. Notable drill intercepts include 53.25m of 4.22 g/t gold; 6.0m of 49.50 g/t gold including 1.0m of 294 g/t gold and 23.8m of 3.08 g/t gold including 1.5m of 27.80 g/t gold. The Company is currently focussing 100% of its exploration activities at Eau Claire while continuing to discuss the next step at ESJV with its partner.

4.3 Nunavut

Committee Bay and Gibson MacQuoid

The Committee Bay project comprises approximately 255,000 hectares situated along the Committee Bay Greenstone Belt located 180km northeast of the Meadowbank mine operated by Agnico Eagle Mines Limited. The Committee Bay belt comprises one of a number of Archean-aged greenstone belts occurring within the larger Western Churchill province of northeastern Canada. The Committee Bay project is held 100% by the Company, subject to a 1% Net Smelter Return (“NSR”), and an additional 1.5% NSR payable on only 7,596 hectares which may be purchased within two years of the commencement of commercial production for $2,000 for each one-third (0.5%) of the NSR.

The Gibson MacQuoid project is an early-stage gold exploration project situated between the Meliadine deposit and Meadowbank mine in Nunavut, Canada. The 47 mineral claims that make up the project encompass approximately 120km of strike length of the prospective greenstone belt and total 54,531 hectares collectively.

The Company is not undertaking a 2023 exploration program in Nunavut in order to focus available resources in Quebec.

The Company expects to incur approximately $230 in annual project maintenance costs in 2023, including certain governmental mineral claims payments, in order to keep the property in good standing.

Committee Bay resource estimate and technical report

Three Bluffs resource estimations were completed by Roscoe Postle Associates Inc. (“RPA”) (see the Technical Report on the Three Bluffs Project, Nunavut Territory, Canada, filed on SEDAR on May 31, 2017, as amended October 23, 2017).

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	8

Section 5: Review of quarterly financial information

Three months ended:	Interest income	Net loss (earnings)	Comprehensive loss (income)	Loss (earnings) per share ($/share)
June 30, 2023	$188	$3,293	$3,296	$0.02
March 31, 2023	121	2,661	2,662	0.02
December 31, 2022	112	2,871	2,872	0.03
September 30, 2022	67	12,280	12,282	0.09
June 30, 2022	45	5,577	5,577	0.04
March 31, 2022	4	(45,636)	(45,636)	(0.36)
December 31, 2021	3	298	298	0.00
September 30, 2021	4	7,507	7,507	0.06

5.1 Three months ended June 30, 2023 compared to three months ended June 30, 2022

During the three months ended June 30, 2023, the Company reported net loss of $3,293 and loss per share of $0.02 compared to $5,577 and loss per share of $0.04 for the three months ended June 30, 2022. The significant drivers of net loss were as follows:

Operating expenses

•	Exploration and evaluation costs decreased to $1,826 for the three months ended June 30, 2023 compared to $2,814 for the three months ended June 30, 2022. The decrease resulted from exploration activity being limited to by the fire evacuation order that shutdown all activity at site for most of June 2023, as compared to 2022 when there was a geophysical survey undertaken as well as 2022 drill program planning and completion of the 2021 drill program data analysis.

•	Fees, salaries, and other employment benefits decreased to $517 for the three months ended June 30, 2023 compared to $984 for the three months ended June 30, 2022. The decrease in costs resulted from higher share-based compensation expense which was $433 for the three months ended June 30, 2022 as compared to only $149 for the comparative period as well as a lower headcount;

•	Legal and professional fees decreased to $152 for the three months ended June 30, 2023 compared to $378 for the three months ended June 30, 2022. The higher costs in the comparative period were primarily due to preparation costs incurred in respect of a cancelled public financing in the first quarter of 2022 in favour of financing via a non-brokered private placement; and

•	Marketing and investor relations costs decreased to $218 for the three months ended June 30, 2023 compared to $338 for the three months ended June 30, 2022. The decrease in costs was due to a reduction in consulting and advertising activities during the second quarter of 2023 as compared to the comparative period of 2022.

Other expenses (income), net

•	Net loss from associates of $1,552 primarily comprising the Company’s share of net losses of Dolly Varden, compared to $1,441 for the three months ended June 30, 2022; and

•	Amortization of flow-through share premium decreased to $613 for the three months ended June 30, 2023 as a result of the shutdown caused by the fire evacuation order in June 2023, compared to $1,011 for the three months ended June 30, 2022.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	9

5.2 Six months ended June 30, 2023 compared to six months ended June 30, 2022

During the six months ended June 30, 2023, the Company reported net loss of $5,955 and loss per share of $0.04 compared to net earnings of $40,059 and earnings per share of $0.31 for the six months ended June 30, 2022. The significant drivers of changes from net income to net loss were as follows:

Operating expenses:

•	Exploration and evaluation costs decreased to $2,688 for the six months ended June 30, 2023 compared to $4,086 for the six months ended June 30, 2022. The decrease resulted from the 2022 drilling campaign commencing in April, with the first three months of 2022 primarily focused on geophysical surveying; in comparison the 2023 drilling campaign which also started in April had to shut down for a month at the start of June 2023 due to the forest fire evacuation orders;

•	Fees, salaries, and other employment benefits decreased to $1,397 for the six months ended June 30, 2023 compared to $1,742 for the six months ended June 30, 2022. The decrease in costs resulted from lower share-based compensation expense which was $800 for the first six months of 2022 as compared to $635 for the comparative 2023 period, in addition to a lower headcount in 2023;

•	Legal and professional fees decreased to $255 for the six months ended June 30, 2023 compared to $614 for the six months ended June 30, 2022. The higher costs in the comparative period were primarily due to the preparation costs incurred in respect of a cancelled public financing in the first quarter of 2022 in favour of financing via a non-brokered private placement which was finalized in April 2022; and

•	Marketing and investor relations costs decreased to $388 for the six months ended June 30, 2023 compared to $556 for the six months ended June 30, 2022. The decrease in costs was due to a reduction in marketing campaigns undertaken in the first six months of 2023 as compared to the first six months of 2022 which saw significant marketing activity in the second quarter of 2022.

Other income, net:

•	A net gain of $nil, compared to a net gain of $48,390 recognized on the sale of Homestake Resources to Dolly Varden for the six months ended June 30, 2022. The gain recognized was comprised of cash proceeds of $5,000 and the fair value of the 76,504,590 common shares of Dolly Varden, calculated based on the market value of the common shares on date of closing, net of transaction costs;

•	Net loss from associates of $2,134 comprising the Company’s share of net losses of Dolly Varden and UMS compared to $1,890 for the six months ended June 30, 2022; and

•	Amortization of flow-through share premium of $613 for the six months ended June 30, 2023 as compared to $1,414 for the six months ended June 30, 2022, reflecting the lower exploration activity at Eau Claire in addition to new flow-through shares only being issued at the end of the first quarter of 2023.

Income taxes:

•

The Company had an income tax expense of $18 resulting from its US subsidiaries’ administrative operations for the six months ended June 30, 2023 compared to refundable exploration tax credits received of $187 during the six months ended June 30, 2022.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	10

Section 6: Financial position, liquidity, and capital resources

	June 30 2023	December 31 2022
Cash	$14,030	$10,309
Restricted cash	144	144
Marketable securities	2,034	582
Other assets	1,708	1,944
Mineral property interests	144,551	145,190
Investments in associates	40,296	42,430
Current liabilities	4,442	1,308
Non-current liabilities	4,524	4,498
Working capital surplus (1)	12,471	10,554
Accumulated deficit	137,796	131,841

(1) defined as total current assets less total current liabilities

Cash flows from continuing operations:	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Cash (used in) operating activities	(2,637)	(3,393)	(4,438)	(6,091)
Cash (used in) provided by investing activities	188	(45)	359	4,438
Cash (used in) provided by financing activities	(59)	10,801	7,804	10,755

6.1 Cash flows

Operating activities:

•	During the three months ended June 30, 2023, the Company used cash of $2,637 in operating activities compared to $3,393 in 2022. The cash outflow for the current period was lower primarily due to the lower exploration activity and lower legal and professional expense.

•	During the six months ended June 30, 2023, the Company used cash of $4,438 in operating activities compared to $6,091 during the six months ended June 30, 2022. The cash outflow was lower in 2023 due to the temporary pause on drilling in June 2023, and a reduction in corporate costs throughout with a lower headcount and lower spend on marketing and professional fees.

Investing activities:

•	During the three months ended June 30, 2023, the Company generated cash from investing activities of $188, representing interest received on cash deposits. During the three months ended June 30, 2022, the Company used cash in investing activities of $45 primarily representing the addition of certain marketable securities.

•	During the six months ended June 30, 2023, the Company generated cash from investing activities of $359, representing interest received on cash deposits as well as a $50 option payment received. During the six months ended June 30, 2022, the Company generated cash from investing activities of $4,438 primarily representing the cash proceeds, net of transaction costs, arising from the Dolly Varden transaction.

Financing activities:

•	For the three months ended June 30, 2023, the Company used cash through financing activities of $59, primarily due to lease payments made. For the three months ended June 30, 2022, cash provided by financing activities of $10,801 primarily represented the net proceeds received in respect of the April 2022 financing

•	For the six months ended June 30, 2023, cash provided by financing activities of $7,804, primarily represented the net proceeds received in respect of a flow through common share (section 6.4) offering which was completed in March 2023. For the six months ended June 30, 2022, cash provided by financing activities of $10,755, primarily represented the net proceeds received in respect of the April 2022 financing.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	11

6.2 Contractual commitments

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and commitments as at June 30, 2023, shown in contractual undiscounted cashflows:

	Within 1 year	2 to 3 years	Over 3 years	At June 30 2023
Accounts payable and accrued liabilities	$1,020	$-	$-	$1,020
Flow-through obligation	-	7,370	-	7,370
Undiscounted lease payments	188	159	-	346
Total	$1,208	$7,529	$-	$8,736

During February 2023, the Company entered into a drilling services contract for the 2023 exploration program. The Company has committed to a minimum 6,000 metre drilling program with the contractor of which a total of 2,606 metre has been drilled at June 30, 2023. The company also entered a helicopter service agreement in May 2023 with a minimum length of 120 days, starting on June 1, 2023.

The Company also makes certain payments arising on mineral claims and leases on an annual or bi-annual basis to ensure all the Company’s properties remain in good standing. Cash payments of $141 were made during the three months ended June 30, 2023, in respect of these mineral claims.

As well, the Company is committed to certain office rental expense in respect of shared head office premises as noted in section 8.

6.3 Summary of mineral property interests

	Quebec	Nunavut	Total
Balance at December 31, 2022	$125,656	$19,534	$145,190
Option payment received	(675)	-	(675)
Change in estimate of provision for site reclamation and closure	19	17	36
Balance at June 30, 2023	$125,000	$19,551	$144,551

On December 12, 2022, the Company entered into an Option Agreement (“the Ophir Agreement”), pursuant to which Ophir Gold (the “Optionee”) would acquire a 100% interest in the Radis Property through payment of certain cash and common shares over a three-year period, payments of which may be accelerated by the Optionee. The Company shall retain a 2% NSR on the property, three-quarters of which may be purchased by the Optionee for $1,500. The Agreement was subject to certain closing conditions, which were met on January 25, 2023. The first option payment comprising a cash payment of $50 and 2,500,000 common shares of Ophir Gold with a fair market value of $625, was received upon closing. The fair market value of the common shares received reflected the closing share price of Ophir Gold on date of closing. These common shares have been classified as marketable securities. Further option payments are due on the next three anniversary dates of January 25, comprising cash payments totalling $325 and issuance of 2,500,000 additional common shares.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	12

6.4 Capital resources

The Company proactively manages its capital resources and makes adjustments in light of changes in the economic environment and the risk characteristics of the Company’s assets. To effectively manage its capital requirements, the Company has in place a budgeting and cash management process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its current project plans and achieve its growth objectives. The Company ensures that there is sufficient liquidity available to meet its short-term business requirements, including contractual commitments, taking into account its anticipated cash outflows from exploration activities and its holdings of cash and marketable securities. The Company monitors and adjusts, when required, these exploration programs as well as corporate administrative costs to ensure that adequate levels of working capital are maintained.

As at the date of this MD&A, the Company expects its existing capital resources to support certain planned activities for the next 12 months at the Eau Claire project and short-term contractual commitments. The Company’s ability to undertake further project expansionary plans is dependent upon the Company’s ability to obtain adequate financing in the future. While the Company has been successful at raising capital in the past, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

March 2023 financing

In March 2023, the Company issued 6,076,500 flow-through shares for gross proceeds of $8,750 (“March 2023 Offering”). Share issue costs related to the March 2023 Offering totaled $824, which included $525 in commissions and $299 in other issuance costs. A reconciliation of the impact of the March 2023 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Flow-through shares, issued at $1.44 per share	6,076,500	$8,750
Less: flow-through share premium liability	-	(3,889)
Cash share issue costs	-	(824)
Proceeds, net of share issue costs	6,076,500	$4,037

The proceeds of the March 2023 Offering will be used towards the Company’s 2023 exploration program in Quebec, with a planned drilling program targeting 15,000m – 20,000m in 2023 and a total projected cost of $8,700. Drilling of 2,600m was completed during the first half of 2023. Inflation of costs during 2023 and 2022 has been in line with managements expectation and Company’s budget and has related mainly to camp costs (food) and fuel. Per metre drill contractor costs have remained relatively stable.

April 2022 financing

On April 14, 2022, the Company completed a non-brokered private placement with two investors comprised of a Canadian corporate investor and a US institutional investor, for a Private Placement of 13.75 million common shares of the Company at a price of $0.80 per share for gross proceeds of $11,000. Share issue costs totaled $136. Proceeds from the Private Placement were used to fund the planned 15,000m drilling target announced at the Company’s Eau Claire project in Quebec finishing 2022 with 17,700m drilled.

Reconciliation of Use of funds of 2022-2023 Fundings

Fury stated that the funds it was raising in the April 2022 financing would be used for exploration at Eau Claire and for working capital. Fury’s stated use of proceeds for the March 2023 financing were for (i) exploration at Eau Claire, (ii) regional exploration at the Percival prospect, and (iii) exploration for the Eleonore South Joint Venture.  The funds raised and the application of these funds to Eau Claire exploration and working capital is summarized below. No funds have been applied from the March 2023 financing to the regional exploration at Percival or the exploration at Eleonore South Joint venture through to June 30, 2023.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	13

By way of overview, from 2020 through to 2022, Fury completed a total of 79 diamond drill holes for approximately 52,960 m at Eau Claire which is slightly in excess of its stated goal of 50,000m. Fury has a current goal of advancing a further two stage program at Eau Claire with the Phase 1 program anticipated to include collection of 15,000 infill till and biogeochemical samples and 30,000 m of Diamond drilling, 20,000m at the Eau Claire deposit and 10,000m at Percival.  The Phase 1 program is estimated to cost approximately $13.5 million. Additional funds will need to be raised in order to fund this program. The proceeds of the March 2023 financing are generally targeted to be used by the 4th quarter for expenditure objectives.

	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Q2 2023
Eau Claire Exploration	(2,491)	(3,605)	(1,172)	-	(1,620)
G&A expenditures	(1,482)	(707)	(1,407)	-	-
Total	(3,973)	(4,312)	(2,579)	-	(1,620)
Amount raised	10,864	-	-	7,926	-
2022 remaining to be spent	6,891	2,579	-	-	-
2023 remaining to be spent				7,926	6,306

The Company use of funds for the 2022-2023 financings is summarized below:

Previous Financing	Intended Use of Funds ($,000)	Actual Use of Proceeds ($,000)	Variance and Impact on Business Objectives and Milestones
April 14, 2022 Private Placement Financing: •Issuance of 13,750,000 Common Shares at a price of $0.80 per share for proceeds of $11,000	$11,000 for the continued exploration for the Eau Claire Project and for general working capital	Applied to exploration for the Eau Claire Project: $7,268 Applied to general working capital: $3,596	No variance. All funds used for exploration of the Eau Claire Project with balance retained as general working capital
March 2023 Financing • Issuance of 6,076,500 “flow-through” Common Shares for net proceeds of $7,926	• $3,000 to $5,000 for exploration on Eau Claire Project • $2,500 to $3,500 for regional exploration at the Percival prospects • $1,000 for exploration at the Eleonore South Joint Venture	Applied to exploration for the Eau Claire Project: $ 1,620	No variance. Planned exploration programs are to be completed in subsequent fiscal quarters.

Exercise of share options and warrants

During the three months ended June 30, 2023, there were no exercises of share options and warrants.

As at June 30, 2023, the share options and warrants outstanding were as follows:

	Share options outstanding			Share options exercisable
Exercise price ($/option)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)
$0.56 – $1.00	7,117,284	0.92	3.93	4,658,690	0.95	3.73
$1.00 – $1.95	1,011,688	1.80	1.59	1,011,688	1.80	1.59
$2.05 – $3.26	2,390,834	2.05	2.30	2,390,834	2.05	2.30
	10,519,806	1.26	3.34	8,061,212	1.38	3.04

Expiry date	Warrants outstanding	Exercise price ($/share)
October 6, 2024	5,085,670	1.20
October 12, 2024	2,375,780	1.20
Total	7,461,450	1.20

As at August 15, 2023, there were 10,519,806 and 7,461,450 of share options and warrants outstanding, respectively, with a weighted average exercise price of $1.26 and $1.20, respectively.

Capital structure

Authorized: Unlimited common shares without par value. Unlimited preferred shares – nil issued and outstanding.

Number of common shares issued and outstanding as at June 30, 2023: 145,547,450

Number of common shares issued and outstanding as at August 15, 2023: 145,547,450

Section 7: Financial risk summary

As at June 30, 2023, the Company’s financial instruments consist of cash, marketable securities, accounts receivable, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments, other than the marketable securities, approximate their carrying values due to their short term to maturity. The Company’s marketable securities, representing investments held in publicly traded entities, were classified as level 1 of the fair value hierarchy and measured at fair value using their quoted market price at period end.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	14

The Company’s financial instruments are exposed to certain financial risks, primarily liquidity risk, credit risk and market risk, including price risk. Details of the primary financial risks that the Company is exposed to are available in the notes to the Company’s interim consolidated financial statements for the three and six months ended June 30, 2023.

Section 8: Related party transactions and balances

8.1 UMS:

The Company owns 25% of UMS with the other 75% owned by three other mineral exploration companies. UMS is the private company through which its shareholders, including Fury Gold, share geological, financial, and transactional advisory services as well as administrative services on a full, cost recovery basis. This allows the Company to maintain a more efficient and cost-effective corporate overhead structure by hiring fewer full-time employees and engaging outside professional advisory firms less frequently. The agreement has an indefinite term and can be terminated by either party upon providing 180 days notice. Many of the Company’s key personnel are directly employed by UMS and seconded to the Company and other members of the group.

All transactions with UMS have occurred in the normal course of operations, and all amounts owing to or from UMS are unsecured, non-interest bearing, and have no specific terms of settlement, unless otherwise noted.

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Exploration and evaluation costs	$286	$252	$582	$303
General and administration	221	238	462	356
Total transactions for the period	$507	$490	$1,044	$659

The outstanding balance owing at June 30, 2023, was $118 (December 31, 2022 – $240) which is included in accounts payable and accrued liabilities.

The Company is contractually obligated to provide for a certain share, estimated annually, of the operating expenses of UMS, specifically in respect of a ten-year office lease which was entered into on July 1, 2021. As at June 30, 2023, the Company expects to incur approximately $489 in respect of its share of future rental expense of UMS for the remaining 8 years.

The Company issues share options to certain UMS employees, including key management personnel of the Company. The Company recognized a share-based compensation expense of $248 for the six months ended June 30, 2023 in respect of share options issued to UMS employees (June 30, 2022 - $134).

8.2 Key management personnel

Key management personnel include Fury Gold’s board of directors and certain executive officers of the Company, including the Chief Executive Officer and Chief Financial Officer. The remuneration of the Company’s key management personnel was as follows:

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Executives (a)
Tim Clark	$107	$153	$231	$243
Michael Henrichsen (retired May 16)	6	95	22	149
Lynsey Sherry (resigned June 23)	66	155	137	222
Ivan Bebek (retired May 2022)	-	19	-	40
Bryan Atkinson	57	123	118	123
Phil van Staden	3	-	3	-
	239	545	511	777
Directors
Jeffrey Mason	$18	$14	$39	$28
Steve Cook	16	18	31	29
Michael Hoffman	11	11	23	22
Alison Saga Williams	11	10	23	21
Brian Christie	15	-	19	-
	71	53	135	100

Share-based payments	125	430	563	743
Total	$435	$1,028	$1,209	$1,620

(a) Short-term employee benefits include salaries, bonuses payable within twelve months of the date of the consolidated statement of financial position, and other annual employee benefits.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	15

Section 9: Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

In preparing the Company’s interim financial statements for the three and six months ended June 30, 2023, the Company applied the material accounting policy information and critical accounting estimates and judgements disclosed in notes 3 and 5, respectively, of its consolidated financial statements for the year ended December 31, 2022.

Application of new and revised accounting standards

On May 7, 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12). The amendments narrow the scope of the initial recognition exemption (“IRE”) so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will need to recognize a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision. The adoption of the new standard did not impact the financial statements of the Company.

On February 12, 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8). The amendments require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarifies how to distinguish changes in accounting policies from changes in accounting estimates. The adoption of the new standard did not impact the financial statements of the Company.

On February 12, 2021, the IASB issued Disclosure Initiative – Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements). The amendments help companies provide useful accounting policy disclosures. The adoption of the new standard did not impact the financial statements of the Company.

New and amended standards not yet effective

Certain pronouncements have been issued by the IASB that are mandatory for accounting periods beginning after December 31, 2023. The Company has not early adopted any of these pronouncements, and they are not expected to have a significant impact in the foreseeable future on the Company’s consolidated financial statements once adopted.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	16

Section 10: Controls and procedures

Disclosure controls and procedures

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws. As of December 31, 2022, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the CEO and CFO, of the effectiveness of the Company’s DC&P, as defined in the applicable Canadian and U.S. securities laws. Based on that evaluation, the CEO and CFO concluded that such DC&P are effective as of December 31, 2022. No changes have occurred in the Company’s DC&P during the three months ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures.

Internal control over financial reporting

Internal control over financial reporting (“ICFR”) includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company assets, or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

It is management’s responsibility to establish and maintain adequate ICFR to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

The Company’s management, including the Company’s CEO and CFO, assessed the effectiveness of the Corporation’s ICFR as of December 31, 2022, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2022, the Company’s ICFR was effective. No changes have occurred in the Company’s ICFR during the three months ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional disclosures pertaining to the Company’s management information circulars, material change reports, press releases, and other information are available on SEDAR at www.sedarplus.com.

On behalf of the Board of Directors,

“Forrester A. (“Tim”) Clark”

Forrester A. (“Tim”) Clark

Chief Executive Officer

August 15, 2023

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	17